Exhibit 99.5

Report of Independent Auditors on Financial Statement Schedules

To the Board of the Directors of
Cascades Inc.

Our audits of the consolidated financial statements of Cascades Inc. as of December 31, 2003 referred to in our report dated February 25, 2004 appearing in the 2003 Annual Report to Shareholders of Cascades Inc. (which report and consolidated financial statements are incorporated by reference in Form 40-F filed with the U.S. Securities and Exchange Commission on May 7, 2004) also included an audit of the schedule of supplemental condensed consolidated financial information and schedule of additional disclosure required by United States generally accepted accounting principles and Regulation S-X, included as exhibits 99.3 and 99.4 on Form 6-K filed on November 22, 2004, both as of December 31, 2003 and 2002 and for the three-year period ended December 31, 2003 (collectively referred to as the financial statement schedules). In our opinion, these financial statement schedules present fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Montréal, Canada
February 25, 2004